Exhibit 99.1

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Announcement Summary

Entity name

WOODSIDE ENERGY GROUP LTD

Date of this announcement

Friday March 06, 2026

The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date

WDSAL	RIGHTS	643,995	02/03/2026

Refer to next page for full details of the announcement

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	1 / 14

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 1 - Entity and announcement details

1.1 Name of entity

WOODSIDE ENERGY GROUP LTD

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	Registration number

ABN	55004898962

1.3 ASX issuer code

WDS

1.4 The announcement is

New announcement

1.5 Date of this announcement

6/3/2026

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	2 / 14

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 2 - Issue details

2.1 The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:

has an existing ASX security code (“existing class”)

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B

ASX +security code and description

WDSAL : RIGHTS

Date the +securities the subject of this notification were issued

2/3/2026

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

Yes

Provide details of the KMP or +associates being issued +securities.

Name of KMP	Name of registered holder	Number of +securities

Daniel Kalms	Same	25,139

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

This notification relates to the award of Rights under the FY2025 Executive Incentive Scheme, each being an entitlement to receive one fully paid ordinary share in Woodside (ASX:WDS) at the end of a vesting period, subject to meeting vesting conditions. No amount is payable on the vesting of the Rights.

Further information regarding the terms of the Executive Incentive Scheme can be found in Woodside’s most recent Annual Report: https://www.woodside.com/docs/default-source/investor-documents/major-reports-(static-pdfs)/2025-annual-report/annual-report-2025.pdf?
sfvrsn=a6344a90_5.

See in particular the Remuneration Report on pages 146-175 and Note E.2 (c) in the notes to financial statements.

Any other information the entity wishes to provide about the +securities the subject of this notification

Issue details

Number of +securities

25,139

ASX +security code and description

WDSAL : RIGHTS

Date the +securities the subject of this notification were issued

2/3/2026

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

Yes

Provide details of the KMP or +associates being issued +securities.

Name of KMP	Name of registered holder	Number of +securities

Mark Abbotsford	Same	23,792

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

This notification relates to the award of Rights under the FY2025 Executive Incentive Scheme, each being an entitlement to receive one fully paid ordinary share in Woodside (ASX:WDS) at the end of a vesting period, subject to meeting vesting conditions. No amount is payable on the vesting of the Rights.

Further information regarding the terms of the Executive Incentive Scheme can be found in Woodside’s most recent Annual Report: https://www.woodside.com/docs/default-source/investor-documents/major-reports-(static-pdfs)/2025-annual-report/annual-report-2025.pdf?
sfvrsn=a6344a90_5.

See in particular the Remuneration Report on pages 146-175 and Note E.2 (c) in the notes to financial statements.

Any other information the entity wishes to provide about the +securities the subject of this notification

Issue details

Number of +securities

23,792

ASX +security code and description

WDSAL : RIGHTS

Date the +securities the subject of this notification were issued

2/3/2026

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

Yes

Provide details of the KMP or +associates being issued +securities.

Name of KMP	Name of registered holder	Number of +securities

Graham Tiver	Same	29,509

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

This notification relates to the award of Rights under the FY2025 Executive Incentive Scheme, each being an entitlement to receive one fully paid ordinary share in Woodside (ASX:WDS) at the end of a vesting period, subject to meeting vesting conditions. No amount is payable on the vesting of the Rights.

Further information regarding the terms of the Executive Incentive Scheme can be found in Woodside’s most recent Annual Report: https://www.woodside.com/docs/default-source/investor-documents/major-reports-(static-pdfs)/2025-annual-report/annual-report-2025.pdf?
sfvrsn=a6344a90_5.

See in particular the Remuneration Report on pages 146-175 and Note E.2 (c) in the notes to financial statements.

Any other information the entity wishes to provide about the +securities the subject of this notification

Issue details

Number of +securities

29,509

ASX +security code and description

WDSAL : RIGHTS

Date the +securities the subject of this notification were issued

2/3/2026

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

Yes

Provide details of the KMP or +associates being issued +securities.

Name of KMP	Name of registered holder	Number of +securities

Elizabeth (Liz) Westcott	Same	28,674

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

This notification relates to the award of Rights under the FY2025 Executive Incentive Scheme, each being an entitlement to receive one fully paid ordinary share in Woodside (ASX:WDS) at the end of a vesting period, subject to meeting vesting conditions. No amount is payable on the vesting of the Rights.

Further information regarding the terms of the Executive Incentive Scheme can be found in Woodside’s most recent Annual Report: https://www.woodside.com/docs/default-source/investor-documents/major-reports-(static-pdfs)/2025-annual-report/annual-report-2025.pdf?
sfvrsn=a6344a90_5.

See in particular the Remuneration Report on pages 146-175 and Note E.2 (c) in the notes to financial statements.

Any other information the entity wishes to provide about the +securities the subject of this notification

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	6 / 14

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Issue details

Number of +securities

28,674

ASX +security code and description

WDSAL : RIGHTS

Date the +securities the subject of this notification were issued

2/3/2026

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

Yes

Provide details of the KMP or +associates being issued +securities.

Name of KMP	Name of registered holder	Number of +securities

Daniel Kalms	Same	90,478

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

This notification relates to the prospective award of Rights as the FY2026 long-term incentive component of Variable Annual Reward. Each right is an entitlement to receive one fully paid ordinary share in Woodside (ASX:WDS) at the end of a vesting period, subject to meeting vesting conditions. No amount is payable on the vesting of the Rights.

Further information regarding the Variable Annual Reward structure for 2026 can be found in Woodside’s most recent Annual Report: https://www.woodside.com/docs/default-source/investor-documents/major-reports-(static-pdfs)/2025-annual-report/annual-report-2025.pdf?
sfvrsn=a6344a90_5.

See in particular the Remuneration Report on pages 146-175 and Note E.2 (c) in the notes to financial statements.

Any other information the entity wishes to provide about the +securities the subject of this notification
Performance Rights have been allocated prospectively in respect of the FY2026 long-term incentive, reflecting changes to the structure and operation of Variable Annual Reward, which for FY2026 and subsequent awards is delivered as separate long-term and short-term incentive components. Vesting of the Performance Rights will be determined following assessment of the applicable performance conditions and remains subject to the other terms of the relevant offer and plan rules.

Issue details

Number of +securities

90,478

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

ASX +security code and description

WDSAL : RIGHTS

Date the +securities the subject of this notification were issued

2/3/2026

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

Yes

Provide details of the KMP or +associates being issued +securities.

Name of KMP	Name of registered holder	Number of +securities

Mark Abbotsford	Same	85,479

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

This notification relates to the prospective award of Rights as the FY2026 long-term incentive component of Variable Annual Reward. Each right is an entitlement to receive one fully paid ordinary share in Woodside (ASX:WDS) at the end of a vesting period, subject to meeting vesting conditions. No amount is payable on the vesting of the Rights.

Further information regarding the Variable Annual Reward structure for 2026 can be found in Woodside’s most recent Annual Report: https://www.woodside.com/docs/default-source/investor-documents/major-reports-(static-pdfs)/2025-annual-report/annual-report-2025.pdf?sfvrsn=a6344a90_5. See in particular the Remuneration Report on pages 146-175 and Note E.2 (c) in the notes to financial statements.

Any other information the entity wishes to provide about the +securities the subject of this notification

Performance Rights have been allocated prospectively in respect of the FY2026 long-term incentive, reflecting changes to the structure and operation of Variable Annual Reward, which for FY2026 and subsequent awards is delivered as separate long-term and short-term incentive components. Vesting of the Performance Rights will be determined following assessment of the applicable performance conditions and remains subject to the other terms of the relevant offer and plan rules.

Issue details

Number of +securities

85,479

ASX +security code and description

WDSAL : RIGHTS

Date the +securities the subject of this notification were issued

2/3/2026

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class

Yes

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	8 / 14

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

Yes

Provide details of the KMP or +associates being issued +securities.

Name of KMP	Name of registered holder	Number of +securities

Graham Tiver	Same	111,173

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

This notification relates to the prospective award of Rights under the Executive Incentive Scheme in respect of the FY2026 long-term incentive, each being an entitlement to receive one fully paid ordinary share in Woodside (ASX:WDS) at the end of a vesting period, subject to meeting vesting conditions. No amount is payable on the vesting of the Rights. Further information regarding the terms of the Executive Incentive Scheme can be found in Woodside’s most recent Annual Report: https://www.woodside.com/docs/default-source/investor-documents/major-reports-(static-pdfs)/2025-annu al-report/annual-report-2025.pdf?sfvrsn=a6344a90_5. See in particular the Remuneration Report on pages 146-175 and Note E.2 (c) in the notes to financial statements.

Any other information the entity wishes to provide about the +securities the subject of this notification

Performance Rights have been allocated prospectively in respect of the FY2026 long-term incentive, reflecting changes to the structure and operation of Variable Annual Reward, which for FY2026 and subsequent awards is delivered as separate long-term and short-term incentive components. Vesting of the Performance Rights will be determined following assessment of the applicable performance conditions and remains subject to the other terms of the relevant offer and plan rules.

Issue details

Number of +securities

111,173

ASX +security code and description

WDSAL : RIGHTS

Date the +securities the subject of this notification were issued

2/3/2026

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

Yes

Provide details of the KMP or +associates being issued +securities.

Name of KMP	Name of registered holder	Number of +securities

Elizabeth (Liz) Westcott	Same	155,908

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	9 / 14

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

This notification relates to the prospective award of Rights under the Executive Incentive Scheme in respect of the FY2026 long-term incentive, each being an entitlement to receive one fully paid ordinary share in Woodside (ASX:WDS) at the end of a vesting period, subject to meeting vesting conditions. No amount is payable on the vesting of the Rights. Further information regarding the terms of the Executive Incentive Scheme can be found in Woodside’s most recent Annual Report: https://www.woodside.com/docs/default-source/investor-documents/major-reports-(static-pdfs)/2025-annu al-report/annual-report-2025.pdf?sfvrsn=a6344a90_5. See in particular the Remuneration Report on pages 146-175 and Note E.2 (c) in the notes to financial statements.

Any other information the entity wishes to provide about the +securities the subject of this notification

Performance Rights have been allocated prospectively in respect of the FY2026 long-term incentive, reflecting changes to the structure and operation of Variable Annual Reward, which for FY2026 and subsequent awards is delivered as separate long-term and short-term incentive components. Vesting of the Performance Rights will be determined following assessment of the applicable performance conditions and remains subject to the other terms of the relevant offer and plan rules.

Issue details

Number of +securities

155,908

ASX +security code and description

WDSAL : RIGHTS

Date the +securities the subject of this notification were issued

2/3/2026

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

Yes

Provide details of the KMP or +associates being issued +securities.

Name of KMP	Name of registered holder	Number of +securities

Daniel Kalms	Same	31,281

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

This notification relates to the award of Rights under the Supplementary Woodside Equity Plan (SWEP), each being an entitlement to receive one fully paid ordinary share in Woodside (ASX: WDS) at the end of a vesting period, subject to meeting vesting conditions. No amount is payable on allocation or vesting of the Rights.

Further information regarding the terms of the award can be found in Woodside’s most recent Annual Report: https://www. woodside.com/docs/default-source/investor-documents/major-reports-(static-pdfs)/2025-annual-report/annual-report-2025 .pdf?sfvrsn=a6344a90_5. See in particular the Remuneration Report on pages 146-175 and Note E.2 (c) in the notes to financial statements.

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	10 / 14

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Any other information the entity wishes to provide about the +securities the subject of this notification

The Rights were allocated as a one-off retention award under Woodside’s Supplementary Woodside Equity Plan (SWEP). SWEP awards are subject to service conditions (and no performance conditions) and do not carry voting rights. There is no entitlement to dividends prior to vesting.

Issue details

Number of +securities

31,281

ASX +security code and description

WDSAL : RIGHTS

Date the +securities the subject of this notification were issued

2/3/2026

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

Yes

Provide details of the KMP or +associates being issued +securities.

Name of KMP	Name of registered holder	Number of +securities

Mark Abbotsford	Same	31,281

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

This notification relates to the award of Rights under the Supplementary Woodside Equity Plan (SWEP), each being an entitlement to receive one fully paid ordinary share in Woodside (ASX: WDS) at the end of a vesting period, subject to meeting vesting conditions. No amount is payable on allocation or vesting of the Rights.

Further information regarding the terms of the award can be found in Woodside’s most recent Annual Report: https://www. woodside.com/docs/default-source/investor-documents/major-reports-(static-pdfs)/2025-annual-report/annual-report-2025 .pdf?sfvrsn=a6344a90_5. See in particular the Remuneration Report on pages 146-175 and Note E.2 (c) in the notes to financial statements.

Any other information the entity wishes to provide about the +securities the subject of this notification

The Rights were allocated as a one-off retention award under Woodside’s Supplementary Woodside Equity Plan (SWEP). SWEP awards are subject to service conditions (and no performance conditions) and do not carry voting rights. There is no entitlement to dividends prior to vesting.

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	11 / 14

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Issue details

Number of +securities

31,281

ASX +security code and description

WDSAL : RIGHTS

Date the +securities the subject of this notification were issued

2/3/2026

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

Yes

Provide details of the KMP or +associates being issued +securities.

Name of KMP	Name of registered holder	Number of +securities

Graham Tiver	Same	31,281

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

This notification relates to the award of Rights under the Supplementary Woodside Equity Plan (SWEP), each being an entitlement to receive one fully paid ordinary share in Woodside (ASX: WDS) at the end of a vesting period, subject to meeting vesting conditions. No amount is payable on allocation or vesting of the Rights.

Further information regarding the terms of the award can be found in Woodside’s most recent Annual Report: https://www. woodside.com/docs/default-source/investor-documents/major-reports-(static-pdfs)/2025-annual-report/annual-report-2025 .pdf?sfvrsn=a6344a90_5. See in particular the Remuneration Report on pages 146-175 and Note E.2 (c) in the notes to financial statements.

Any other information the entity wishes to provide about the +securities the subject of this notification

The Rights were allocated as a one-off retention award under Woodside’s Supplementary Woodside Equity Plan (SWEP). SWEP awards are subject to service conditions (and no performance conditions) and do not carry voting rights. There is no entitlement to dividends prior to vesting.

Issue details

Number of +securities

31,281

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity’s current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX) ASX +security code and description

ASX +security code and description	Total number of +securities on issue

WDS : ORDINARY FULLY PAID	1,901,100,143

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

WDSAL : RIGHTS	11,932,215

WDSAE : WEP EQUITY RIGHTS	3,291,921

WDSAB : PERFORMANCE RIGHTS	773,197

WDSAF : SWEP EQUITY RIGHTS	53,743

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	13 / 14

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 5 - Other Listing Rule requirements

5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?

No

5.2 Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1?

No

5.2b Are any of the +securities being issued without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1?

Yes

5.2b.1 How many +securities are being issued without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1?

643,995

5.2c Are any of the +securities being issued without +security holder approval using the entity’s additional 10% placement capacity under listing rule 7.1A (if applicable)?

No

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	14 / 14